Exhibit (d)

Private and confidential

Swedish Match AB	Stockholm 30 June 2006

118 85 Stockholm

Dear Sirs.

Mandate Letter

Handelsbanken Capital Markets (“Handelsbanken”) is pleased to offer its services as financial advisor and process agent to Swedish Match AB (“Swedish Match” or the “Company”) regarding procedures to reduce the total number of shareholders in the Company.

Handelsbanken’s assignment

Handelsbanken will act as financial adviser and project leader in the contemplated offer to such shareholders who are holding less than 200 shares in Swedish Match (equalling less than a trading lot), to sell in a commission free procedure, all such shares.

The Annual General Shareholders’ Meeting in April 2006 decided upon the commission free procedure.

Handelsbanken will assist the Company in the following matters:

•	Project leading of the commission free sales procedure.

•	Prepare timelines and to-do lists.

•	Advice regarding capital market aspects on the transaction.

•	Coordination of Swedish and US legal reviews, regarding the commission free procedure, including but not limited to the election of legal advisors.

•	Assistance in necessary contacts with the Stockholm Stock Exchange and VPC (the Swedish Central Securities Depositary and Clearing House).

•	Assistance in the preparation of information material to shareholders holding less that 200 shares in Swedish Match regarding the commission free sales procedure.

•	The handling of acceptance forms and the sale of shares in the commission free procedure on the Stockholm Stock Exchange.

SE-106 70 STOCKHOLM, Sweden	Tel. +46 8 701 10 00	www.handelsbanken.com/capitalmarkets

Handelsbanken Capital Markets is a division of Svenska Handelsbanken AB (publ), registered in Stockholm Sweden, No 502007-7862.

Fees

•	Handelsbanken shall be entitled to a fixed fee of SEK 90 per acceptance form processed (n.b. the number of selling shareholders may exceed the number of acceptances due to the fact the nominees could act on behalf of several shareholders). According to information from VPC, the number of acceptances may not exceed 42 271 shareholders, equalling the number of directly registered shareholders with VP-account, each holding 1 – 199 shares in the Company.

Costs and expenses

Swedish Match will bear the costs for Swedish Match’s and Handelsbanken’s all costs in connection with the assignment such as travel costs, advertising, telephone services, printing and distribution of material, translations, registration fees, taxes and costs for lawyers, auditors and advisors and such alike.

Term

Handelsbanken mandate will expire on 31 December 2006. However, should the mandate not be terminated with one month’s prior notice, Handelsbanken’s mandate will continue indefinitely with one month’s prior termination notice.

General terms and conditions

The attached general terms and conditions will apply as an integrated part of this agreement.

The provisions regarding Handelsbanken right to fees and reimbursements for costs set out above as well as “Indemnity commitment”, “Limitation of Handelsbanken’s liability” and “Dispute”, will apply also after a termination of this agreement.

Acceptance

We trust the above is in line with your expectations and if so, please sign and return the enclosed copy to Handelsbanken Capital Markets, Att: Klas Tollstadius, 106 70 Stockholm.

Yours faithfully,

Handelsbanken Capital Markets

Corporate Finance

Svante Andreen	Klas Tollstadius

The above is hereby accepted:

Stockholm                      2006

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